Exhibit 21.1

SUBSIDIARIES OF CROWN ELECTROKINETICS CORP.

Subsidiaries	Place of Incorporation
CMG Pipelines XXL Inc.	Delaware
Crown Construction Holdings Corp.	Delaware
Crown Fiber Optics Corp.	Delaware
Crown Water Solutions Holdings Corp.	Delaware
Element 82 Inc.	Delaware
Paramount Network Construction Inc.	Delaware
PE Pipelines Inc.	Delaware